July 3, 2024

Hok C Chan
Chief Executive Officer
Toppoint Holdings Inc.
1250 Kenas Road
North Wales, PA 19454

       Re: Toppoint Holdings Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted June 20, 2024
           CIK No. 0001960847
Dear Hok C Chan:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Owner-Operators, page 56

1. We note your response to comment 16. Provide a detailed analysis of ASC 842-10-15 to support your conclusions that your arrangements with independently contracted truck owner-operators do not meet the definition of a lease. We further note your statements that "We agree to maintain liability and cargo insurance coverage and assume responsibility for the DOT compliance of their vehicle(s). During the term of the agreement, the subject vehicle(s) shall be solely and exclusively under our direction and supervision." Based on these statements, tell us how your considered the provisions of
       ASC 842-10-15-9 through 15-15 as to whether substantive substitution rights exist. Refer
 July 3, 2024
Page 2

       to the examples provided in ASC 842-10-55-42 through 55-51 for further guidance.
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

2. We note your response to comment 12 in our letter dated March 1, 2024. We are not persuaded by your response that freight revenue is recognized at a point in time and we reissue our comment. Please provide a detailed analysis of the relevant contract provisions and your evaluation of each of the criteria in ASC 606-10-25-27, specifically paragraphs ASC 606-10-55-5 and 55-6. Also include in your analysis how you considered your enforceable right to payment for performance completed under contract. See ASC
       606-10-55-12 and 55-13.
3. We note your response to comment 14 in our letter dated March 1, 2024. Please tell us why you continue to classify the deferred revenue as a current liability in each of the consolidated balance sheets for the two years ended December 31, 2023, and the three months ended March 31, 2024. Please disclose an explanation of when you expect to recognize the deferred revenue, in accordance with ASC 606-10-50-13b. Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at
202-551-3717 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Louis Bevilacqua